SEC 1473 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

       Form

UNITED
      STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
      30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

       1. Name and Address of Reporting
            Person*

       Prime       Garry       A.

       2. Date of Event Requiring
            Statement (Month/Day/Year)
       05/09/02

       4. Issuer Name and Ticker
            or Trading Symbol

                 Evercel,
      Inc.       "EVRC"

       (Last)         (First)       (Middle)
        5 Pond Park Road

       (Street)
        Hingham,       MA       02043

       3. I.R.S. Identification Number
            of Reporting Person, if an entity
      (voluntary)

       5. Relationship of
            Reporting Person(s) to Issuer (Check all applicable)
        X   Director                10%
      Owner
         X   Officer
      (give          Other
      (specify
             title
      below)           below)

               President
      and CEO

       6. If Amendment, Date
            of Original
      (Month/Day/Year)

       (City)         (State)
      (Zip)

       7. Individual or
            Joint/Group Filing (Check Applicable Line)
         X    Form filed by One Reporting
            Person
              Form filed by More than One
            Reporting Person

    Table I
-- Non-Derivative Securities Beneficially Owned

       1. Title of Security (Instr.
            4)

       2. Amount of Securities
            Beneficially Owned (Instr. 4)

       3. Ownership Form: Direct (D) or
            Indirect (I) (Instr. 5)

       4. Nature of Indirect Beneficial
            Ownership (Instr. 5)

       Common Stock

       20,000

       D

       Common Stock

       34,685

       I

       by Sontek Industries, Inc.

    Table II
      -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

       1. Title of Derivative
            Security (Instr. 4)

       2. Date
      Exer- cisable
            and Expiration Date (Month/Day/Year)

       3. Title and Amount of Securities
            Underlying Derivative Security (Instr.
      4)

       4. Conver- sion
            or Exercise Price
        of Deri- vative Security

       5. Owner- ship Form
            of Deriv- ative Securities: Direct (D) or
             Indirect (I) (Instr. 5)

       6. Nature of
            Indirect Beneficial Ownership (Instr.
      5)

Date Exer- cisable
Expira- tion Date
      Title

Amount or Number of Shares

       Stock Options

       7/17/02

       7/17/11

       Common Stock

100,000

       $2.45

       D

    Reminder: Report on a
      separate line for each class of securities beneficially owned directly or indirectly.

    Explanation of Responses:

                 /s/
      Garry A. Prime           **Signature of Reporting
      Person

            June
      10, 2002                  Date

*
    If the form is filed by
      more than one reporting person, see Instruction
5(b)(v).

**
    Intentional misstatements
      or omissions of facts constitute Federal Criminal Violations. See
18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:
    File three copies of this
      Form, one of which must be manually signed. If space is
      insufficient, See Instruction 6 for
procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm
Last update:
02/11/2002